File #: 0-12600

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

for the Quarter ending September 30, 2004

NORSAT INTERNATIONAL INC.

(Registrant’s Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If ‘Yes’ is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:

October 22, 2004

By: Signed “Troy Bullock”

Troy Bullock

Chief Financial Officer

NEWS RELEASE

For Immediate Release: October 21, 2004

Q3 Earnings Reach $1 million; Portable Terminals Backlog Exceeds $2 million

Vancouver, British Columbia, – Norsat International Inc. (TSX – NII; OTC BB – NSATF) today announced its financial results for the third quarter ended September 30, 2004. Third quarter revenues were $5.0 million, gross margins were 52%, and the net income was $1.0 million, compared to revenues of $3.7 million, gross margins of 34% and a net loss of $2.1 million in the same period last year.   This is now the fourth consecutive quarter during which the Company has achieved significant quarter-over-quarter improvement across all operating metrics.

“We are very pleased with the developments this quarter. The portable terminals market is growing; the sales momentum is building; our earnings are much stronger and we are entering the fourth quarter with a portable terminals backlog of $2 million,” said Cameron Hunter, President and CEO.

These results are, in large part, due to the new portable satellite terminal product line, released in the fourth quarter of 2003. The Company has extended its initial success with satellite newsgathering companies by developing various accounts within the U.S. government.

 “We are benefiting immensely from both the speed at which we brought the portable terminal product to market and the market’s positive response to its timely release,” explains Mr. Hunter.

Third Quarter 2004 Results

Third quarter revenues were $5.0 million, up $1.3 million or 35% from the $3.7 million earned in the third quarter of 2003.  The Company has benefited from a broad-based interest in the market for portable transmission equipment, including satellite newsgathering companies and the military.  These portable terminals are being used for a number of applications including the transmission of time-sensitive field reports, quality video footage and closed two-way video-based communications. Portable satellite terminal revenues were $3.0 million; an increase of 163% over the $1.1 million in the previous quarter.  In addition the Company enters the fourth quarter with a portable terminal backlog in excess of $2 million, all of which is expected to be delivered before year-end. The Microwave business continued to produce solid revenues of $2.0 million, consistent with the $2.2 million in the same period during the previous year.

On a year-to-date basis revenues were $12.7 million compared to $9.6 million in the same period in 2003, representing overall revenue growth of 33%.

Third Quarter Margins and Operating Expenses

Gross margin dollars increased 109% from the same period in 2003 the sixth consecutive quarter-over-quarter improvement in margins. Gross margins of 52%, compared to 34% a year ago, reflect the higher margin portable terminal sales as well as the significant improvement in the Microwave business. The gross margin from portable terminals remained strong at 65% in the third quarter of 2004, a further improvement from the 53% in the previous quarter. Microwave margins remained steady at 34% consistent with the previous quarter, and a significant improvement from the 28% during the same period last year.  This improvement reflects the Company’s efforts to lower Microwave product costs over the past year.  On a year-to-date basis gross margins were 49% compared to 26% in the same period last year, an 88% improvement.

Operating Expenses in the third quarter of 2004 declined 10% compared to the same quarter in 2003.  Selling, general and administrative (SG&A) expenses in the third quarter were $1.4 million, consistent with both the $1.3 million in the same period last year, and the $1.2 million in the previous quarter.  On a year-to-date basis SG&A expenses were $4.0 million compared to $4.7 million in the same period last year, an improvement of 14%, primarily due to a reduction in administrative costs.

Product development activities totaled $0.4 million for the third quarter, 43% lower than the $0.7 million spent in the same period of last year and consistent with the previous quarter.  On a year-to-date basis Product development expenses were $1.2 million compared to $2.9 million in the same period last year, a decrease of 60%.  The significant reduction was a result of the Company having completed the commercial release of the Norsat NewsLink™ Model 3200 and the Norsat SecureLink™ Model 3210 in 2003. On-going development activities continue to be focused on product enhancements and projects generating near-term revenue from our line of portable terminals.

During the quarter the Company signed an amendment to its Technology Partnerships Canada (TPC) agreement with the federal government.  The amendment provided for an increase in funding of $620,000 and a revision to the royalty period to commence January 1, 2004 and expire on December 31, 2011.  As a result, $517,473 in contributions were recognized in the quarter with the remaining $102,527 to be recognized during the fourth quarter.

During the quarter earnings from continuing operations before amortization, restructuring and other expenses were $1.4 million compared to a loss of $0.7 million in the same period last year.

Other expenses for the quarter decreased to $0.2 million from $0.4 million in the same period last year reflecting both cash and non-cash interest charges and a loss from foreign currency.

The net effect of the above factors was earnings from continuing operations for the quarter of  $1.0 million or $0.03 per share basic and $0.02 diluted, compared to a loss of  $2.1 million or $0.06 per share - basic and diluted in 2003.  On a year-to-date basis, net income from continuing operations is $0.7 million or $0.02 per share compared to a loss of $7.5 million in 2003.

On a year to date basis, net earnings were $1.4 million or $0.03 per share - basic and diluted, a tremendous improvement from the net loss of $7.5 million or $0.21 per share - basic and diluted for the same period of 2003.

Third Quarter Highlights

➢

Awarded contracts from several U.S. government agencies for the purchase of portable satellite terminals worth over $4.4 million.

➢

Secured a $940,000 purchase order to supply satellite equipment over a two year period for a prestigious broadband project in China.

➢

Showcased the OmniLinkTM portable terminal at IBC, based in Amsterdam, one of the industry’s best-attended and most significant tradeshows.

➢

Released a next generation “ruggedized” version of the portable terminal.

Liquidity and Capital Resources

The Company's cash and short-term investments balance at September 30, 2004 was $1.5 million, compared to $2.8 million at December 31, 2003.  The change has been primarily a result of cash generated from operations of $2.2 million, in addition to $0.7 million generated from the exercising of warrants, offset by capital purchases of $0.2 million and the use of cash of $4.0 million for non-cash working capital.

Non cash working capital has changed primarily as a result of cash generated from the increases in accounts payable and accrued liabilities of $1.1 million, offset by a reduction of $0.9 million of current liabilities from discontinued operations, a $3.0 million increase in accounts receivable, largely related to United States government and $0.9 million in cash used to increase portable terminal inventories to respond to forecasted growth in demand that were required for the increase in revenues.

Overall the Company had total working capital of $7.2 million at September 30, 2004, an increase of $2.7 million over the $4.5 million at December 31, 2003.

Tabular Disclosure of Contractual Obligations

As of September 30, 2004, the impact that our contractual obligations are expected to have on our liquidity and cash flow in future periods is as follows:

($000*s)	Total	Less than 1 year	1 to 3 years	4 - 5 years	After 5 years
Operating Lease	$2,043	$996	$1,017	$30	-
Inventory Purchases	$3,313	$3,313	-	-	-
Long-Term Debt	$2,523	-	$2,523	-	-

Outstanding Share Data

During the three and nine months ended September 30, 2004, 385,000 and 1,327,001 warrants were exercised for proceeds of $211,750 and $729,851 respectively.  As at September 30, 2004, the Company had issued and outstanding 40,327,832 common shares.  As at October 15, 2004, no additional shares had been issued and a total of 2,942,350 options and 5,400,811 share purchase warrants that entitle their holder to purchase one common share of the Company at various prices were outstanding.

Significant Accounting Policies and Estimates

Significant accounting policies are described in note 2 to the Consolidated Financial Statements included in Norsat's 2003 Annual Report. A discussion of the critical accounting policies and the related estimates are included in Management's Discussion and Analysis in the 2003 Annual Report. There were no significant changes in accounting policies or estimates since the fiscal year ended December 31, 2003.

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the following unaudited financial statements for the period ended September 30, 2004.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets satellite products for high-speed data transmission. For more than 25 years, Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products and has now sold millions of products around the world. Norsat’s latest innovation is the Norsat OmniLink™ line of portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent. Norsat is located in British Columbia, Canada and can be found on the Internet at www.norsat.com.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially.  Factors that could cause or contribute to such differences include, but are not limited to general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

For More Information Contact

Troy Bullock, CA
Chief Financial Officer
Norsat International +1-604-292-9032 tbullock@norsat.com

Norsat International Inc.

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

	September 30,	December 31,
	2004	2003
	(Unaudited)	(Audited)

Assets
Current assets:
Cash and cash equivalents	$1,290,729	$2,581,141
Short-term investments	250,000	250,000
Accounts receivable	4,845,883	1,836,726
Inventories	3,556,471	2,656,649
Prepaid expenses and other	602,315	176,269
Current assets from discontinued operations	-	41,581
	10,545,398	7,542,366

Property and equipment	1,202,288	1,482,744
Goodwill	440,095	440,095
Other assets	37,000	49,431
	$12,224,781	$9,514,636

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$1,456,920	$381,646
Accrued liabilities	1,771,578	1,753,400
Current liabilities from discontinued operations	46,162	933,403
Deferred revenue	78,458	-
	3,353,118	3,068,449

Long-term debt	1,458,169	1,271,198

Shareholders' equity:
Share capital (note 2)	39,883,349	39,153,498
Contributed surplus	1,323,914	1,200,109
Equity component of long-term debt	1,909,127	1,909,127
Deficit	(35,702,896)	(37,087,745)
	7,413,494	5,174,989
	$12,224,781	$9,514,636

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003

Sales	$5,004,765	$3,700,956	$12,733,661	$9,580,165
Cost of sales	2,402,805	2,455,272	6,496,293	7,078,983
	2,601,960	1,245,684	6,237,368	2,501,182
Expenses:
Selling, general and administrative	1,376,487	1,286,011	4,006,546	4,681,440
Product development	369,946	650,558	1,166,047	2,947,021
Technology Partnerships Canada funding (note 8)	(517,473)	-	(517,473)	(667,465)
	1,228,960	1,936,569	4,655,120	6,960,996
Earnings (loss) from continuing operations before amortization, restructuring and other expenses	1,373,000	(690,885)	1,582,248	(4,459,814)
Expenses:
Amortization	153,458	313,155	457,863	1,022,332
Restructuring charge	-	720,000	-	1,140,000
	153,458	1,033,155	457,863	2,162,332
Earnings (loss) from continuing operations before other expenses	1,219,542	(1,724,040)	1,124,385	(6,622,146)

Other expenses (note 3)	213,603	405,947	461,865	898,296
Earnings (loss) from continuing operations	1,005,939	(2,129,987)	662,520	(7,520,442)
Recovery from discontinued operations	1,885	-	722,329	-
Net earnings (loss)	1,007,824	(2,129,987)	1,384,849	(7,520,442)

Deficit, beginning of period	(36,710,720)	(34,233,176)	(37,087,745)	(28,842,721)
Deficit, end of period	$(35,702,896)	$(36,363,163)	$(35,702,896)	$(36,363,163)

Net earnings (loss) per common share - basic (note 4)
Continuing operations	$0.03	$(0.06)	$0.02	$(0.21)
Discontinued operations	$-	$-	$0.02	$-
Net earnings (loss)	$0.03	$(0.06)	$0.03	$(0.21)
Net earnings (loss) per common share - diluted (note 4)
Continuing operations	$0.02	$(0.06)	$0.02	$(0.21)
Discontinued operations	$-	$-	$0.02	$-
Net earnings (loss)	$0.02	$(0.06)	$0.03	$(0.21)

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003

Cash provided by (used in):
Operations:
Earnings (loss) from continuing operations	$1,005,939	$(2,129,987)	$662,520	$(7,520,442)
Items not involving cash:
Amortization	153,458	313,155	457,863	1,022,332
Loss (gain) on disposal of property and equipment	(209)	290,000	(7,296)	290,000
Interest accreted on long-term debt and deferred finance cost amortization	86,642	72,396	245,264	213,448
Foreign exchange loss (gain)	27,794	(26,709)	(31,887)	153,294
Stock-based compensation	43,666	-	123,805	-
Changes in non-cash working capital (note 6)	(2,507,278)	(218,047)	(3,163,115)	1,286,161
Cash used in continuing operations	(1,189,988)	(1,699,192)	(1,712,846)	(4,555,207)
Recovery from discontinued operations	1,885	-	722,329	-
Changes in non-cash working capital	(1,885)	18,999	(887,241)	81,445
	(1,189,988)	(1,680,193)	(1,877,758)	(4,473,762)
Investments:
Net purchase of property and equipment	(117,680)	(26,849)	(170,529)	(88,292)
Sale (purchase) of short-term investments	800,000	-	-	(178,035)
	682,320	(26,849)	(170,529)	(266,327)
Financing:
Proceeds on exercise of warrants	211,750	-	729,851	-
Issue of common shares and units	-	-	-	2,912,170
	211,750	-	729,851	2,912,170
Effect of change in exchange rates on cash	(39,277)	27,326	28,024	(352,678)
Decrease in cash and cash equivalents	(335,195)	(1,679,716)	(1,290,412)	(2,180,597)
Cash and cash equivalents, beginning of period	1,625,924	2,406,930	2,581,141	2,907,811

Cash and cash equivalents, end of period	$1,290,729	$727,214	$1,290,729	$727,214

Supplemental cash flow and other disclosures (note 6).

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited)

1 Significant accounting policies:

(a)

Basis of presentation:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial reporting, and the accounting polices used, except as noted, are consistent with the most recent annual financial statements.  These financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements, and accordingly, should be read together with the audited annual consolidated financial statements, accompanying notes and management discussion and analysis included in the Company's 2003 Annual Report.

(b)

Stock-based compensation:

The Company accounts for its stock-based compensation using the fair value method.  The Canadian Institute of Chartered Accountants (“CICA”) section 3870, “Stock-Based Compensation and Other Stock-Based Payments” permitted, and the Company has adopted the fair value method to be applied to all stock-based compensation awards for fiscal years beginning on or after January 1, 2003.  The Company’s cost with the fair value method for the three and nine months ended September 30, 2004 was $43,666 and $123,805 respectively, and is included in selling, general and administrative expense.

If compensation cost for the Company's employee awards issued on or after January 1, 2002 had been determined based on the fair value method at the applicable grant dates, the Company’s pro forma net income for the three and nine months ended September 30, 2004 would have decreased by $31,500 to $976,324 and $77,500 to $1,307,349 respectively.  The Company’s basic net earnings of $0.03 per common share would decrease to $0.02 and net earnings of $0.03 per common share would remain unchanged for the three and nine months ended September 30, 2004, respectively.  Also the Company’s diluted per share amounts would remain unchanged for the three and nine months ended September 30, 2004, respectively.  The weighted average fair value of options granted during 2002 was $0.90.  The fair value of options was determined using the Black-Scholes valuation model assuming an average option life of three years, no dividends, expected annual volatility of 93%, and risk-free interest rates of 3%.

2 Share capital:

During the quarter 385,000 warrants were exercised for proceeds of $211,750.

3 Other expenses:

Three months ended September 30,			Nine months ended September 30,
	2004	2003	2004	2003
Net interest - cash	$64,770	$72,351	$218,553	$193,415
Interest - non-cash	86,642	72,396	245,264	213,448
Foreign currency loss (gain)	62,400	(28,800)	5,344	201,433
Loss (gain) on disposal of property and equipment	(209)	290,000	(7,296)	290,000
	$213,603	$405,947	$461,865	$898,296

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited)

4 Earnings per share:

The table below is a reconciliation of the numerator and the denominator used in the calculation of basic and diluted earnings per common share from continuing operations:

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003

Earnings (loss) from continuing operations (numerator)

Earnings (loss) from continuing operations - basic and diluted	$1,005,939	$(2,129,987)	$662,520	$(7,520,442)

Weighted-average number of common shares outstanding (denominator)

Weighted-average number of common shares outstanding - basic	40,036,908	36,177,164	39,869,514	35,466,541
Assumed exercise stock options	-	-	56,383	-
Assumed exercise of warants	600,885	-	872,743	-
Weighted-average number of common shares outstanding - diluted	40,637,793	36,177,164	40,798,640	35,466,541

The calculation of assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options.   Where its effect was anti-dilutive, assumed exercise of those particular stock options were not included.  The calculation of assumed exercise of stock options and warrants exclude all anti-dilutive options and warrants.  These are options and warrants that would not be recognized because their exercise price is higher than the average market price of a Norsat common share for each of the periods shown in the table.

For the three months ended September 30, 2004, the total number of excluded options and warrants was 3,034,850 and 1,940,000 respectively.  For the nine months ended September 30, 2004, the total number of excluded options and warrants was 2,201,075 and 1,940,000 respectively.

The 2004 calculation does not include assumed conversion of the long-term debt as its effect would be anti-dilutive.

The 2003 balances do not include any assumed conversions as net losses were reported for these periods and therefore their effect would be anti-dilutive.

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited)

5 Segmented information:

The following tables set forth information by operating segments from continuing operations for the three and nine months ended September 30, 2004 and 2003 respectively.   The comparative balance sheet amounts are as at December 31, 2003.

Three months ended September 30, 2004	Microwave	Satellite Systems	Consolidated

Sales	$2,030,002	$2,974,763	$5,004,765
Gross profit	683,215	1,918,745	2,601,960

Three months ended September 30, 2003	Microwave	Satellite Systems	Consolidated

Sales	$2,238,192	$1,462,764	$3,700,956
Gross profit	633,836	611,848	1,245,684

Nine months ended September 30, 2004	Microwave	Satellite Systems	Consolidated

Sales	$6,922,830	$5,810,831	$12,733,661
Gross profit	2,867,022	3,370,346	6,237,368
Total assets related to continuing operations	4,432,142	7,792,639	12,224,781
Property and equipment	248,957	953,331	1,202,288

Nine months ended September 30, 2003	Microwave	Satellite Systems	Consolidated

Sales	$7,185,376	$2,394,789	$9,580,165
Gross profit	1,592,129	909,053	2,501,182
Total assets related to continuing operations	4,737,202	4,735,853	9,473,055
Property and equipment	392,750	1,089,994	1,482,744

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited)

6 Supplemental cash flow and other disclosures:

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003

Changes in non-cash operating working capital:
Accounts receivable	$(2,885,113)	$(594,570)	$(3,009,157)	$1,579,445
Inventories	1,090,873	586,601	(899,822)	2,015,831
Prepaid expenses and other	(214,904)	(55,320)	(426,046)	(69,448)
Accounts payable and accrued	(576,592)	(145,558)	1,093,452	(1,919,700)
liabilities
Deferred revenue	78,458	(9,200)	78,458	(319,967)
	$(2,507,278)	$(218,047)	$(3,163,115)	$1,286,161

Supplementary information:
Interest paid	$101,600	$108,000	$206,400	$227,200
Income taxes paid	$2,349	$5,742	$46,083	$8,762

7 Comparative figures:

Certain comparative figures have also been reclassified to conform with the financial statement presentation adopted in 2004.

8 Technology Partnership Canada funding:

On September 28, 2004 the Company amended its agreement with Technology Partnerships Canada (“TPC”).  TPC previously provided funding of 33 1/3% of eligible spending related to the research and development of a communications Satellite Interactive Terminal (“SIT”) technology development project to a maximum cumulative funding amount of $9,379,700.

In return for funding, the Company issued to TPC $1,000,000 in value of share purchase warrants and in January 1, 2003, the Company began to accrue royalty obligations in the amount of 1.88% of revenue on legacy products up to a maximum of $4,689,850, and a royalty of 1.28% of new SIT technology products.

The royalty period was to end on the earliest of the following dates:

  The date before December 31, 2006, for which cumulative royalties accrued reach $15 million; or

  On December 31, 2006, or the date after, if by that date the cumulative royalties accrued equal or exceed $13,171,300; or

  Otherwise on December 31, 2009.

As the spare purchase warrants were issued on April 28, 2004, in accordance with the agreement the SIT royalty was reduced from 1.28% to 1.03%.

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited)

8 Technology Partnership Canada funding (continued):

Under the amended agreement the cumulative funding amount was increased to $9,999,700 representing additional funding of $620,000.  In addition the royalty payment period was amended to commence on January 1, 2004 and end on the earliest of the following dates:

  The date before December 31, 2007, for which cumulative royalties accrued reach $15 million; or

  On December 31, 2007, or the date after, if by that date the cumulative royalties accrued equal or exceed $13,171,300; or

  Otherwise on December 31, 2011.

During the quarter the Company recognized TPC funding in the amount of $517,473 bringing cumulative funding as at September 30, 2004 to $9,897,183.

– 30  –